Filed by NATCO Group Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: NATCO Group Inc. Commission File No.: 001-15603

Transition Times

Volume One: August 2009

Official transition newsletter for NATCO employees

Welcome.

As promised on the day of the announcement of our agreement to be acquired by Cameron, we are instituting an all-employee briefing on deal progress and organizational developments. In this regular release, we will highlight current topics of interest and include a Frequently Asked Questions (FAQ) section to address concerns you may have on matters such as the transition between now and closing as well as strategies, organization, benefits and policies expected to be in place post closing.

Timing of the transition remains dependent on regulatory approvals and our shareholders’ affirmative vote. Cameron is telling the street this is a Q3/Q4 event but is expected to be a 2009 event.

In the meantime, we should all be working hard to accomplish our corporate goals and objectives and supporting the integration teams to help assure a smooth transition into Cameron for our employees and customers.

Lastly, as we have also discussed, anxiety and stress naturally build with a sense of growing uncertainty. We are nearing the point in time, in deals like this, when organizational tension and frustration reaches its zenith. However, that uncertainty will quickly dissipate as time permits the integration process to mature and decisions to be made and communicated. Hopefully, the content of this update and future updates will help keep you informed and minimize your concerns.

John Clarke

Chairman of the Board President,

& Chief Executive Officer

Patrick McCarthy

Chief Operating Executive

Officer and Director

Bob Curcio

Vice President-IES

Filed by NATCO Group Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: NATCO Group Inc. Commission File No.: 001-15603

Cameron-NATCO Pre-Integration Team Members Announcement

In order to work through the details of the planned integration, Cameron has recently announced their pre-integration manager, team leaders and members. This announcement names the NATCO employees that will be working with Cameron to make progress on the long lists of pre-integration activities. We anticipate that all pre-integration related activities and communications that occur between NATCO and Cameron in these functional and geographic areas will funnel through these named channels.

Working under the direction of Bob Curcio, our overall NATCO pre-integration team leader is Greg Dodson. Pre-integration team members are named as follows: Finance, Walter Weathers. Human Resources and Employee Communication, Steve McKenzie. Information Technology, Carl Sackett. Legal, Celine Gerson. Marketing Communications, Kym Butler. Business Development and UK, Rich Leong. Houston HQ, Greg Dodson. Canada, Standard and Traditional, and Automation and Controls, Greg Jean.

Please extend your assistance to these team members, as there is much to be accomplished prior to closing.

Cameron/NATCO Information Technology Integration Plans

The Cameron/NATCO IT integration leads have met and discussed our Oracle EBS implementation plans. As most of you know we are continuing with our plans to implement Oracle for NATCO-US and Canada. The benefit in proceeding with these implementations is that is will allow a single platform migration for the new business and will create the culture and discipline necessary to effectively operate in a global ERP system. All other planned implementations will be migrated to SAP at some point in the future. We will continue to meet over the next couple of months to complete the planning the IT infrastructure integration. For example we will be migrating to Cameron’s email system shortly after the merger closes, therefore our new email naming convention will be firstname.lastname@c-a-m.com. Below are some key activities and dates to remember:

•     Oracle Go Live 2 for NATCO-US: August 3, 2009

•     Oracle Go Live 3 for NATCO-Canada: Still on target for October 2009 implementation.

The merger will create a new Process Systems (PRS) division within the Drilling and Production Systems Group (DPS). This exciting new $800MM division will provide the market with the most comprehensive portfolio of process technology products for the oilfield. The division will be divided into 3 primary business segments,

1 – Custom Engineered Systems

(name to be determined)

2 – Standard (name to be determined)

3 – Subsea Processing

Each of these units will have a geographic focus pertaining to leadership and functionality as deemed appropriate for each segment. The breakdown will follow Cameron’s existing structure.

1 – North and South America (N&SA)

2 – Europe, Asia, Caspian and Russia (EACR)

3 – Asia Pacific and Middle East (APME)

Note that TEST will become part of the Flow Control (FLC) division and LINCO and PAAI will be integrated within the Measurement Systems (FLO) division of the Valve and Measurement (V&M) group.

2009 Vacation and Carry Over Vacation

There have been many questions about each person’s accrued vacation and what will happen to it as we transition to Cameron. As most everyone knows, Cameron has a different vacation policy and we will be following the Cameron policy in 2010, after the merger is complete.

Cameron’s policy provides for the full allotment of earned vacation in January and it is based on a use it or lose it provision. If you fail to use all of your 2010 vacation, you will lose it. Their vacation schedule is similar to NATCO’s except it caps at 4 weeks vacation after 15 years.

As far as your vacation accrued under NATCO, we encourage everyone to use as much of your 2009 and carryover vacation before the merger is complete. Remember that all vacation needs to be scheduled and approved by your supervisor. All unused vacation will be paid out at or near the close of the merger. Since the merger is expected to be completed sometime before year end, you will still be accruing vacation for the remainder of the year after the close. Each person will be encouraged to use whatever vacation is accrued after the merger is complete before the last pay period which ends on 12/26 for NATCO. If there is any accrued vacation not used as of 12/26, it too will be paid to you on the last paycheck of 2009. If anyone wishes to take vacation after being cashed out if you have plans to use vacation between the Christmas and New Year’s holidays, this time should be recorded as unpaid as you will have already received a payment for all unused vacation.

This process makes you whole under NATCO’s policy and you enter 2010 with a clean slate and able to start using your Cameron vacation after January 1, 2010.

Benefits

With the impending completion of the Cameron merger ahead of us, we are planning ahead on how to handle the transition to their benefits. With the pending date to close the merger sometime before year end, it will be almost impossible to get everyone educated on the Cameron benefits and signed up in time for January 1, 2010. Because of this we are making plans to retain our NATCO benefits into 2010 for as long as needed until we can get everyone fully integrated into the Cameron benefit plans. At no time will any NATCO employee or covered dependent be without coverage.

Our initial plans are to keep the majority of our benefits the same so that the only changes needed are for those who participate in the Flexible Spending Accounts for medical and dependent care and the Health Savings Account for the high deductible medical plan. This means that the majority of employees will not need to reenroll if they want to keep all benefits exactly as they had them in 2009. Once we have the details on the Cameron plans for 2010 and the merger is competed, we will be able to begin communicating those details and the benefits enrollment process.

We will also be working with Cameron so that NATCO employees can participate in the Cameron 401K plan as soon as practicable after the merger is complete. They have a better plan than NATCO’s with a 9% total Cameron contribution if you contribute 6% of your pay. This compares to the 4% NATCO contributes if you contribute 5% of your pay.

Again, the goal is to ensure that no coverage lapses occur and everyone has full access to benefits before and after the merger is complete.

Q&A

Q: Does Cameron have a 9/80 work schedule available?

A: In general Cameron does not offer 9-80 or 4 day, 10 hr work weeks. Work schedules are determined by the local needs and vary depending on location but typically conform to a standard work schedule.

Q: What is Cameron’s vacation policy?

A: It is the policy of Cameron that vacations will be awarded to all U.S salaried and non-union hourly personnel of Cameron on an earned basis. The vacation period is January 1 through December 31.

All regular, full-time employees and part-time employees working 30 hours or more per week are eligible to receive a vacation with pay during the calendar year. Prior service with Cameron will be counted in the calculation of service so long as the break in service does not exceed 5 years.

An employee’s vacation schedule must be approved by his or her department head. Vacation may be scheduled on a daily or weekly basis to suit the convenience of the employee insofar as workload requirements will permit.

The vacation pay for salaried employees will be calculated on the basis of the employee’s regular bi-weekly salary.

Eligible part-time employees’ vacation pay will be based upon his/her average weekly pay. Vacation pay for hourly non-union employees will be based on 40 hours per week at the employee’s regular straight time hourly rate including shift differential and lead pay, if applicable. Employees may not receive pay in lieu of taking vacation days.

Vacation days granted for any calendar year are based upon the year of service achieved during that year. Vacation days may be taken any time during the vacation calendar year; however, if an employee voluntarily terminates employment, any vacation days taken but not earned will be deducted from the employee’s final paycheck.

Years 1-4: Employees earn one day per month worked to a maximum of 10 days (2 weeks)

Years 5-14: Employees earn 1.5 days per month worked to a maximum of 15 days. (3 weeks)

Years 15+: Employees earn two days per month worked to a maximum of 20 days. (4 weeks)

If a holiday falls during the vacation period, an additional day of vacation will be permitted. In the case of an eligible part-time employee, if the holiday falls on a regularly scheduled workday, he/she will be allowed an additional day of vacation.

Earned vacation days not taken during the vacation year in which they are earned will be forfeited. Vacation is not cumulative and may not be carried over into the following year (except as required by law). Vacation days may not be “borrowed” from a subsequent year.

Q: Can you please expand on the Cameron Retirement Fund? I understand it is 3% of eligible pay up to the IRS compensation limit. Is this monthly/annual and what percentage can employee contribute? Any additional details would be appreciated.

A: Cameron contributes 3% of eligible pay (up to the IRS compensation limit) to all non-union employees.

This “retirement contribution” is completely employer funded and is contributed regardless of an employee’s participation in the 401(k) plan. The contribution is deposited monthly. Separate and apart from the retirement contribution is a dollar for dollar match on the first 6% contribution an employee makes into his or her 401(k) plan. So for employees who contribute at least 6% into 401(k), Cameron actually contributes 9% to their long-term savings plan: the 3% retirement contribution and the 6% 401(k) match.

Q: Does Cameron offer incidental/sick days?

A: Cameron employees in the United States are allowed 5 sick days per year.

Q: When will I know how the merger will affect my role in the company?

A: The integration planning process is in progress and will continue even after the merger is finalized. Depending on your role and location in the company will dictate the timeline that specific integration plans are communicated to the employees. Initially the focus is on the areas of most overlap between the businesses such as the Corporate office and the IES business. As details are sorted they will be communicated directly through the appropriate personnel and via this newsletter.

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan—cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.